October 21, 2015



Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504



                 FIRST TRUST DYNAMIC EUROPE EQUITY INCOME FUND
                       REGISTRATION STATEMENT ON FORM N-2
       FILE NOS. 333-205681 AND 811-23072 (THE "REGISTRATION STATEMENT")


Dear Ms. Rossotto:

      In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "1933 Act"), the undersigned, on behalf of the underwriters of the offering of common shares of beneficial interest of First Trust Dynamic Europe Equity Income Fund (the "Fund"), hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective by 12:00 noon, Eastern Time, on September 24, 2015 or as soon thereafter as practicable after the filing of Pre-Effective Amendment No. 5 to the Registration Statement.

      Pursuant to Rule 460 of the General Rules and Regulations under the 1933 Act, we, on behalf of the several underwriters, wish to advise you that distribution of the preliminary prospectus began on August 27, 2015 and is expected to conclude at approximately 5:00 p.m., Eastern Time, on September 24, 2015. It is anticipated that approximately 75,000 copies of the preliminary prospectus have or will be sent to underwriters, dealers, institutions, investors and others.

      The undersigned advises that the underwriters have and will continue to comply with the requirements of Rule 15c-2-8 under the Securities Exchange Act of 1934.

                                           Sincerely,


                                           WELLS FARGO SECURITIES, LLC

                                           On behalf of the Several Underwriters

                                           By: WELLS FARGO SECURITIES, LLC


                                           By: /s/ Jerry Raio
                                               --------------------------------
                                                  Jerry Raio
                                                  Managing Director